July 5, 2024

Mr. Paul Pion
Chief Financial Officer
Cantor Fitzgerald Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

       Re: Cantor Fitzgerald Income Trust, Inc.
           Form 10-K For the Fiscal Year Ending December 31, 2023
           File No. 000-56043
Dear Mr. Paul Pion:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Yuta Delarck